

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE


04051930

December 14, 2004

Bruce W. Ellis
Assistant Counsel
Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS 3B-35
Whitehouse Station, NJ 08889

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12/14/2004

Re: Merck & Co., Inc.
Incoming letter dated November 17, 2004

Dear Mr. Ellis:

This is in response to your letter dated November 17, 2004 concerning the shareholder proposal submitted to Merck by Robert D. Morse. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

PROCESSED
DEC 29 2004
THOMSON
FINANCIAL

64978

Office of Corporate Staff Counsel

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS 3B-35
Whitehouse Station NJ 08889
Tel 908 423 1000
Fax 908 423 3352



November 17, 2004

VIA FEDEX

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Merck & Co., Inc. Shareholder Proposal from Robert D. Morse

Ladies and Gentlemen:

Merck & Co., Inc. (the "Company") a New Jersey corporation, has received a shareholder's proposal (the "2005 Proposal") from Robert D. Morse (the "Proponent") for inclusion in the Company's proxy materials for the 2005 Annual Meeting of Stockholders (the "2005 Proxy Materials"). The Proposal requests that the Proxy Materials include the following proposal:

> I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, propose that Management and Directors return the word "Against" to all voting cards for the Year 2005 meeting.

The Proponent's supporting statement and all other correspondence of the Company regarding the 2005 Proposal is attached as Appendix A. I assume that the action sought by the Proponent is to allow shareholders to vote "against" Directors of the Company since shareholders already have the ability to vote "For" or Against" other Management or shareholder proposals. I also assume that the Proponent's reference to the "Year 2005 meeting" is intended to be "Year 2006 meeting." If not, the proposal would have to be implemented (and expire by its terms) before shareholders vote on it.

As described in greater detail below, I am of the view that without regard to content, any proposal from this Proponent may be excluded from the 2005 Proxy Materials and the Proxy Materials for 2006 (the "2006 Materials") under Rule 14A-8(h) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") because without good cause, neither he nor his representative attended the 2004 Annual Meeting to present his proposal regarding management compensation.

I also am of the view that the 2005 Proposal properly may be omitted from the 2005 Proxy Materials under Rule 14a-8(i)(2) on the basis that if implemented, the proposal would cause the proxy to be misleading and therefore contrary to Rule 14a-9. In reaching this conclusion please note that Merck's governing instruments do not opt out of the plurality voting that otherwise is specified by New Jersey law. Finally, the 2005 Proposal is violative of New Jersey law and therefore excludible unless it is recast as a recommendation or request to Merck's Board of Directors (the "Board") under Rule 14a-8(i)(1).

DISCUSSION

Failure to Appear Personally

Merck's Proxy Materials for the 2004 Annual Meeting (the "2004 Materials") included a proposal (the "2004 Proposal") from the Proponent related to "discontinuing all rights, options, SAR's, and possible severance payments to top 5 of Management after expiration of existing plans or commitments." Neither the Proponent nor a representative attended the Annual Meeting to present the 2004 Proposal.

Rule 14a-8(h) provides: "If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years."

In correspondence accompanying the 2005 Proposal, the Proponent stated:

> I also can provide evidence that I am unable to attend, but will try to be represented at the meeting. My wife had a mild heart attack at the end of Year 2003, was in 2 hospitals, and is undergoing daily blood sugar tests, and has been taking 7 or 8 pills daily to alleviate her ailments. This requires my nearby presence to monitor such. Thank you for your understanding.

The quoted correspondence is consistent with information received when Company personnel phoned the Proponent after receiving an empty envelope from him prior to the 2004 Annual Meeting.

I am of the view that the Proponent's excuse does not constitute "good cause" for failing to appear personally or to be represented. The Company's 2004 Annual meeting was held April 27, 2004. The Proponent alleges that his wife had health issues at least four months prior to 2004 Annual meeting, and that he currently has to test her blood and help her take several pills. The Staff should not be persuaded that the Proponent's claim that his wife's need to test her blood sugar and take pills somehow is "good cause" for his personal failure to appear. The Proponent had adequate time to arrange to have a qualified representative appear and present the 2004 Proposal. He failed to do so. Moreover, the Proponent has already stated that he does not intend to appear at the 2005 Meeting, although he indicates he "will try" to be represented.

The Staff has numerous times agreed with companies that this Proponent's proposals may be omitted because he failed to appear without good cause. See for example, Poore Brothers,

Inc. (February 18, 2004); Wm. Wrigley Jr. Company (December 5, 2003); Avaya, Inc. (November 14, 2003); NCR (January 2, 2003); Mattel, Inc. (March 22, 2002); Eastman Kodak Company (December 20, 2001); Occidental Petroleum Corporation (December 19, 2001); Hudson United Bancorp (November 5, 2001) and Southwest Airlines Co. (March 12, 2001).

For the foregoing reasons, it is my view that the Company may exclude the Proposal from the 2005 Materials and any proposal from this Proponent for the 2006 Proxy Materials under Rule 14A-8(h).

False and Misleading

In 2003, the Division granted the Company a no action letter for a substantially similar proposal from this Proponent because "it appears that implementation of the proposal would result in Merck's proxy materials being false or misleading under rule 14a-9." Merck & Co., Inc. (Jan. 2, 2003).

I am licensed to practice in New Jersey and am a member in good standing of the Bar of the State of New Jersey. To the extent required by Rule 14a-8(j)(2)(iii), I intend this letter to constitute a supporting opinion of counsel within the meaning of Rule 14a-8(j)(2)(iii).

The Company is a New Jersey corporation. Under Section 14A:5-24(3) of the New Jersey Business Corporation Act (the "Act"), "Except as otherwise provided by the certificate of incorporation, directors shall be elected by a plurality of the votes cast at an election." I have reviewed the Act and the Company's certificate of incorporation (the "Certificate"). The law on this point is not unsettled or unresolved. Where a company has not opted out of the plurality voting mechanism, the only recognized voting options in New Jersey are to vote for a nominee, or to not vote for a nominee. The Company has not opted out of the plurality voting set forth in NJBCA 14A:5-24(3). Accordingly, under the Act a vote "against" a Director is not counted in determining the Directors elected in the election. Including a mechanism on the proxy that included a mechanism for voting "against" Directors would mislead shareholders into believing that such a vote was in some way determinative in the election.

In addition to its no action letter to the Company, the Division also previously granted no action letters to Exxon Mobil Corporation (March 28, 2002) and Hudson United Bancorp (December 6, 2002), both New Jersey corporations, for substantially similar proposals from this Proponent. No action letters were also issued to the following, which are under similar laws in other states: Coca-Cola Company (February 6, 2002), Visteon Corporation (February 20, 2002) and Lucent Technologies Inc. (November 18, 2002) under Delaware law; AT&T Corp. (March 11, 2002) under New York law; and CSX Corporation (March 11, 2002) under Virginia law.

Staff Legal Bulletin No. 14B (CF) ("SLB 14B"), dated September 15, 2004, does not alter the foregoing. As noted above, the law on this point is not unsettled or unresolved. No assumptions were made about the operation of the 2005 Proposal that are not called for by its language. If the 2005 Proposal were adopted, shareholders would be misled into thinking that they have the ability to vote against Directors, which would result in Merck's proxy materials being false or misleading under rule 14a-9. Therefore, I am of the view that the 2005 Proposal should be omitted from the 2005 Proxy Materials because its implementation would result in the Company's proxy materials being false or misleading under rule 14a-9.

Improper Under State Law

Rule 14a-8(i)(1) permits exclusion of a proposal that is not a proper subject for action by shareholders. Depending on the subject matter, the Rule notes that "some proposals are not considered proper under state law if they would be binding on a company if approved by shareholders." The 2005 Proposal would be binding on the Company and therefore would violate N.J.S.A. Sec. 14A:6-1(1), which provides that "The business and affairs of a corporation shall be managed by or under the direction of its board, except as in this act or in its certificate of incorporation otherwise provided."

As the SEC noted in adopting the predecessor to Rule 14a-8(i)(1), "it is the Commission's understanding that the laws of most states do not explicitly indicate those matters which are proper for security holders to act upon but instead provide only that the 'business and affairs of every corporation organized under this law shall be managed by its board of directors' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute." Release No. 34-12999 (November 22, 1976).

As noted above, I am licensed to practice law and a member in good standing of the Bar of the State of New Jersey. I reviewed the Act and the Certificate in reviewing this issue. Nothing in the Act or the Certificate suggests that any entity—other than the Board—may determine the voting mechanism for Directors.

Because it would violate New Jersey law, I am of the view that the 2005 Proposal is excludible unless it is recast as a recommendation or request to the Board.

If the Division believes that it will not be able to concur in our view that the Proposal may be omitted, I would very much appreciate the opportunity to discuss this issue in more detail with the appropriate persons before issuance of a formal response.

In accordance with Rule 14a-8(j)(2), six copies of this letter including the Appendix are included. Please acknowledge receipt of this letter and the items enclosed by date stamping the enclosed additional copy of the letter and returning it to me in the enclosed self-addressed envelope. By copy of this letter to him, the Company is notifying the Proponent of its intention to omit the Proposal from the 2005 Proxy Materials.

For the Staff's information, the Company plans to print its Proxy Statement on or about March 1, 2005.

If you have any questions regarding this matter or require further information, please contact me at (908) 423-5671.

Thank you for your time and consideration.

Very truly yours,

MERCK & CO., INC.

By: Bruce Ellis
Bruce W. Ellis
Assistant Counsel

Enclosures

cc: Robert D. Morse

APPENDIX A

Office of the Secretary

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3AB-05
Whitehouse Station NJ 08889-0100
Fax 908 735 1224


MERCK

September 1, 2004

Mr. Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Dear Mr. Morse:

This is to acknowledge your letter dated August 24, 2004 and your stockholder proposal regarding changing the proxy voting card, which you submitted for inclusion in the proxy materials for the 2005 Annual Meeting of Stockholders.

Very truly yours,

Debra Bollwage

Debra A. Bollwage
Assistant Secretary

/lah-s/PropRespLetrs2005Proxy


AUG 26
OFFICE OF THE SECRETARY

Robert D. Morse
212 Highland Ave.
Moorestown, NJ. 08057-2717

Ph: 856 235 1711
August 24, 2004

Office of The Secretary
Merck & Company
One Merck Drive
P.O.Box 100 WS3AB-05
Whitehorse Station, NJ 08889-0100

Dear Secretary:

I wish to enter the enclosed Proposal to be printed in the Year 2005 Proxy Material. for a vote. I will hold my necessary equity in the Company until after the meeting. I also can provide evidence that I am unable to attend, but will try to be represented at the meeting. My wife had a mild heart attack at the end of Year 2003, was in 2 hospitals, and is undergoing daily blood sugar tests, and has been taking 7 or 8 pills daily to alleviate her ailments. This requires my nearby presence to monitor such. Thank you for your understanding.

Sincerely,

Robert D. Morse

Robert D. Morse

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711

August 24, 2004

Office of The Secretary
Merck & Company
One Merck Drive
P.O.Box 100 WS3AB-05
Whitehorse Station, NJ 08889-0100

PROPOSAL

I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, propose that Management and Directors return the word "Against" to all voting cards for the Year 2005 meeting.

REASONS: As you vote, keep in mind that "Against" was removed from most all proxy ballots about 1975, but ONLY in the vote for DIRECTORS BOX. Most major companies registered in DE, MD, NJ, NY, and VA have explained that shareowners might be "confused" that they would be voting "Against", when they have no right to if voting under "Plurality"—Contrived Rules adopted by those States and Corporate Registrants therein. Under this system, any nominee can be elected with even one vote "For" if that many are listed as available for the number of directors requested.

You are denied "The Right of Dissent", a violation of the Constitution, and/or The Bill of Rights. Insist on a return to Democracy, not a power grab. Example: In year 2003 the CEO of ExxonMobil Corp. gained $28 million as a result of this process. Since Management nominates the Directors, might this not come under a "conflict of interest" interpretation ? These are YOUR assets being diverted for mostly Management's gain.

Ford Motor Company agreed to return "Against" two years ago, showing the American Way spirit as a fine U.S. Corporation.

By voting out company nominated directors, your say has an effect on rejecting Directors who defy your wishes to reduce Management's outlandish remuneration. Remember that the Product or Services, and its Advertising and Acceptance are the source of income. A fair stated salary and minimal perks are sufficient to maintain a good lifestyle, not an exorbitant one that they desire.

Thank you All for accepting this as good advice for the proper conduct of the Company.

Robert D. Morse



DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 14, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated November 17, 2004

The proposal requests that the board make a particular revision to its proxy materials.

There appears to be some basis for your view that Merck may exclude the proposal under rule 14a-8(h)(3). We note your representation that Merck included the proponent's proposal in its proxy statement for its 2004 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Merck omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). This response will also apply to any future submissions to Merck by the same proponent with respect to any shareholder meetings held during calendar year 2005 and calendar year 2006. In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Merck relies.

Sincerely,



Mark F. Vilardo
Special Counsel